February 2, 2012	Stephen L. Palmer D 617.951.9211 F 617.951.9019 stephen.palmer@klgates.com

Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Annie’s Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 2, 2012

File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments of the Staff set forth in the Staff’s letter of January 27, 2012 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 as filed with the Commission on January 18, 2012 (the “Registration Statement”). We have set forth the Company’s responses below and are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) simultaneously with this letter. All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.

The changes reflected in Amendment No. 2 include, as applicable, those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 2, the Company is supplementally providing with this letter a copy of marked pages that highlight the Company’s revised disclosure, including those in response to the Staff’s comments in the Comment Letter.

For reference purposes, the Staff’s comments are restated below, and the Company has numbered each of its responses to correspond with the comments in the Comment Letter.

United States Securities and Exchange Commission

Division of Corporation Finance

February 2, 2012

General

Comment 1.	We note that you are requesting confidential treatment of certain information contained in a number of your exhibits. Comments, if any, to your confidential treatment request will be set forth in a separate letter and will need to be resolved prior to requesting effectiveness of this Form S-1.

Response 1.	The Company respectfully acknowledges the Staff’s comment and undertakes to comply with the Staff’s instructions.

Comment 2.	We remind you of comments 2, 3, 4, 5, 9 and 12 from our letter dated December 28, 2011.

Response 2.	The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it will endeavor to undertake the suggested actions for the convenience of the Staff, to comply with the Staff’s instructions and to update its disclosure in future filings as appropriate.

Comment 3.	We note your response to comment 7 from our letter dated December 28, 2011 and reissue the comment. In all places in your document where you discuss your market data, please provide appropriate qualifying language to indicate that these are estimations or approximations or your belief, rather than definitive data results. In the alternative, please provide us with a detailed analysis of your belief that such data forms an “appropriate and generally-accepted basis” for the statements made in reliance thereon. As an example only, provide further justification as to why studies that survey your macaroni and cheese consumers only would provide reliable data with respect to your consumers as a whole when your macaroni and cheese product line appears to represent less than 50% of your net sales.

Response 3.	The Company respectfully submits to the Staff that the disclosure in the Registration Statement based on the Company’s market data is pertinent to three categories of statements: (i) certain characteristics of the Company’s consumers and products; (ii) the Company’s #1 natural and organic market position in four product lines; and (iii) the number of retail locations in which the Company’s products are sold. In response to the Staff’s comments, the Registration Statement has been amended with respect to those statements referred to in (i) above, as described below. With respect to those statements referred to in (ii) and (iii) above, the Company respectfully advises the Staff that the market data that forms the basis for such statements in the Registration Statement is appropriate and generally accepted in its industry for the reasons specifically described below.

United States Securities and Exchange Commission

Division of Corporation Finance

February 2, 2012

Characteristics of the Company’s Consumers and Products

The Company believes that studies utilizing surveys of its macaroni and cheese customers provide a reliable basis on which to make the claims that our consumers “spend more on food and buy higher margin items than the average customer” and that the Company’s products “attract new customers to the categories in which we compete,” “are profitable and attractive to retailers” and “offer better profitability for retailers compared to conventional packaged foods.” The Company respectfully submits that the expanded disclosure on page [i] of Amendment No. 2 provides investors with the basis for these statements. In addition, in light of the Staff’s comments, the Company has added qualifying language to those statements regarding characteristics of its consumers and products on pages 1, 3, 56 and 59 of Amendment No. 2 to make clear to investors that such statements are based on the Company’s beliefs.

#1 Natural and Organic Market Position in Four Product Lines

The Company’s statements regarding its #1 natural and organic market position in four product lines are based on an industry source, which is generally regarded as the best available source for natural and organic market data – SPINS. SPINS is a market research and consulting firm used throughout the natural, organic and specialty food and beverage, sustainable products and vitamins and supplements industry (the “Natural Product Industry”). According to the SPINS website (www.spins.com), “[s]ince 1995, SPINS has provided the only source of quantifiable information on Natural Product Industry sales across retail channels, and on the consumer and market dynamics underlying the industry’s rapid growth.” SPINS provides a retail measurement service by tracking sales of all Universal Product Code or UPC-coded products sold in the natural supermarket channel. In order to supplement the data and include information from conventional retailers, including Target, SPINS sources sales and other market data from the Nielsen ScanTrack service. Like SPINS, Nielsen ScanTrack gathers data from retail checkout systems employing UPC-coded scanners.

Based on the Company’s knowledge of the industry and available sources of data about the industry, SPINS data is the most accurate available source of sales for the Company’s products and those of its competitors. Further, SPINS data is the industry standard, which is commonly used by companies and analysts in the industry who form the generally-accepted basis for statements in the industry relating to sales and market position. Because SPINS data does not capture sales data from Whole Foods Market, the Company purchases additional sales data directly from the Whole Foods sales portal. The measure of the Company’s #1 market position in four product lines is therefore based on a combination of the SPINS-sourced data and the data taken directly from the Whole Foods sales portal. The Company acknowledges that sales data from mass merchandisers Costco and Walmart, two of its larger customers, are not publicly available and

United States Securities and Exchange Commission

Division of Corporation Finance

February 2, 2012

are not available for purchase. It is the Company’s understanding and belief, based on its knowledge of the industry, that total category product sales data from these mass merchandisers also are not available to any of the Company’s competitors. While the Company does not have the benefit of Costco and Walmart total category sales data, it believes that the use of SPINS sales data, together with the additional sales data from the Whole Foods sales portal, provides the Company with a clear support that the Company has the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Number of Retail Locations in which the Company’s Products are Sold

The Company respectfully advises the Staff that, as with sales and market data, the Company utilizes the industry standard source of data and methodology to calculate the number of retail outlets in which its products are sold in the United States. Statements regarding our presence in over 25,000 retail locations and the increase in the number of retail locations over the past three years in which our products can be found are based on a combination of all-commodity volume (ACV) data and customer specific data. ACV is an industry-recognized value used to properly weight industry data to produce more accurate results and refers to the total grocery business that a store represents in relation to the whole. The Company purchases Nielsen ACV data from SPINS, the industry-trusted sources for sales data in the packaged food industry. To determine the number of retail locations using the SPINS data, the Company (and the industry) multiplies its ACV by the total existing retail store base. For example (and solely for illustrative purposes), if there are 30,000 grocery stores in the Unites States and the Company is present in 75% of the grocery ACV in the United States, then the Company would be considered, in accordance with the approach that is generally regarded in the industry as the best available measure of retail store penetration, to be present in 22,500 grocery stores. To refine the analysis and make the Company’s information more accurate, it uses customer specific data from our key retailers (such as Whole Foods) that utilize proprietary internal data platforms. In analyzing the data from multiple sources, the Company ensures that such data are additive and not duplicative and that there is no overlap or double counting of retail outlets. The sum total of our total distribution based on (1) ACV data from SPINS and (2) individual customer data points, provides the Company with an estimated store count of more than 25,000 retail stores in the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

February 2, 2012

Comment 4.	We note your response to our prior comment 20, whereby you named your three largest contract manufacturers who amounted to approximately 70% of net sales in fiscal 2011. Please provide an analysis as to whether you are required to file as an exhibit your agreement(s) with Lucerne Foods.

Response 4.	The Company respectfully advises the Staff that the Company is not party to a contract manufacturing or other agreement, other than a non-disclosure agreement, with Lucerne Foods. In response to this comment, the Company has revised the Registration Statement to expressly identify Lucerne Foods as the contract manufacturer with which the Company does not have a written agreement. See page 15 of Amendment No. 2.

Selected Consolidated Financial Data, page 34

Comment 5.	We note your response to our prior comment 17. The revised disclosure in your filing indicates that the adjusted EBITDA measure used in connection with your credit facility is not adjusted for management fees. In presenting the adjusted EBITDA measure shown in your filing, please tell us how you considered the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K which does not allow for the exclusion of charges that require cash settlement from non-GAAP liquidity measures.

Response 5.	The Company respectfully advises the Staff that it has considered guidance provided under Item 10(e)(1)(ii)(A) of Regulation S-K and recognizes that charges that require cash settlement are not allowed to be excluded from non-GAAP liquidity measures. We also respectfully advise that the Company has included adjusted EBITDA to enhance an investor’s understanding of Company’s core operating performance and assist in the comparison of its operating performance to that of its peers and competitors. As such, the prior reference to adjusted EBITDA as a liquidity measure was unintended and the Registration Statement has been revised in response to this comment to remove the reference to adjusted EBITDA as a measure of liquidity and a measure used in connection with its credit facility. See pages 9 and 36 of Amendment No. 2. The Company believes that the description of the credit facility in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” provides investors with material information concerning the credit facility and the covenants of such facility. The Company further believes that its disclosure includes the items material to an investor’s understanding of the Company’s financial condition and liquidity.

Comment 6.

We note that you have presented the non-GAAP measure adjusted EBITDA as it relates to your credit facility and because you consider it to be useful in assessing your ability to service or incur indebtedness. Please tell us how you considered providing a reconciliation of this non-GAAP measure to cash flows

United States Securities and Exchange Commission

Division of Corporation Finance

February 2, 2012

from operating activities as the most directly comparable GAAP basis liquidity measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response 6.	The Company respectfully directs the Staff to its Response 5 above indicating that adjusted EBITDA is used as a performance measure, not as a liquidity measure, and advises the Staff that the Registration Statement has been revised accordingly in response to that comment. See pages 9 and 36 of Amendment No. 2. Because the Company no longer includes a presentation of a non-GAAP financial measure relating to its credit facility, a reconciliation is not necessary under Item 10(e)(1)(i)(A).

* * * * *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the matters addressed in this letter or the attached Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 261-3175.

Respectfully submitted,

/s/ Stephen L. Palmer

Stephen L. Palmer

(Attachments)

cc: w/enclosure:

Caroline Kim, Division of Corporation Finance, U.S. Securities and Exchange Commission

Paul Monsour, Division of Corporation Finance, U.S. Securities and Exchange Commission

Ethan Horowitz, Branch Chief, Office of Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

Andri Boerman, Office of Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.